UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

ACADIA RESOURCES, INC.
(Exact Name of Registrant as Specified in its Charter)

333-139774
(Commission File Number)

NEVADA	98-0550703
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

847 MacEwen Drive
Osprey, Florida 34229
(Address of Principal Executive Offices)

(941) 918-0288
(Registrant's Telephone Number)

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

December 5, 2007

       This Information Statement is being furnished on or about December 7, 2007 to all of the stockholders of record at the close of business on November 30, 2007 of the common stock, par value $0.001 per share, of Acadia Resources, Inc. (the “Company”).

       This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

Our company, Acadia Resources, Inc. (the “Company”, “we” or “us”), has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 27, 2007, with Sunovia Solar, Inc., a Delaware corporation, which is a wholly owned subsidiary of the Company (“Merger Sub”), and Sun Energy Solar, Inc., a Delaware corporation, (“Sun Energy”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Sun Energy, and the combined entity will be a wholly-owned subsidiary of the Company (the “Merger”). We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission or the date of mailing of this Information Statement to our stockholders, the transactions contemplated by the Merger Agreement will be completed.

Sun Energy Solar, Inc. was incorporated under the laws of the State of Delaware on November 9, 2005 for the purpose of engineering, developing, marketing and distributing a proprietary new solar powered substrate technology.

                  Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors and executive officers after the completion of the Merger. Additional information about the Merger is contained in our Current Report on Form 8-K, dated November 26, 2007, which was filed with the Commission on December 5, 2007. All of the Company's filings and exhibits may be inspected without charge at the public reference section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports and other information regarding public companies that file reports with the Commission. Copies of the Company's filings may be obtained free of charge from the Commission's website at http://www.sec.gov.

CHANGE IN CONTROL

                  At the effective time of the Merger, each issued and outstanding common share of Sun Energy will be converted into the right to receive 0.25000000106 shares of our common stock, par value $0.001 per share

After the closing of the Merger, approximately 88.84% of the Company’s issued and outstanding common stock will be owned or exercisable by the Sun Energy stockholders.  The remaining 11.16% will be held by the Company’s current stockholders.

                  In connection with the Merger, immediately following the appointment of the Merger Sub nominees, our current director, James Donahue, will resign from the Board of Directors. Prior to his resignation, Mr. Donahue, as sole director, appointed  Carl L. Smith, III as a director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

                  The following discussion sets forth information regarding our current executive officers and directors and those individuals we expect will be appointed as executive officers and directors after completing the Merger. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Sun Energy prior to the date the new directors take office.

                  Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

                  Set forth below is certain information regarding the current directors and executive officers of the Company. There are no agreements with respect to the election of this director.

Name	Age	Position
Carl L. Smith, III	37	President, Chief Executive Officer, Secretary, Treasurer and Director
James Donahue	64	Director

Carl L. Smith, III, Chief Executive Officer, President, Secretary and Chief Financial Officer.  Mr. Smith was appointed as our Chief Executive Officer, President, Secretary, Chief Financial Officer and Director on November 19, 2007.  Mr. Smith is the founder of Sun Energy and the inventor of its technology and products.   Mr. Smith served as Director, Chairman of the Board and Chief Executive Officer of Sun Energy since its inception in November 2005.  From July 2001 until 2005, Mr. Smith founded and was a principal of Research Capital, a venture capital firm located in Sarasota, Florida. Mr. Smith attended Appalachian State University in Boone, North Carolina.

James Donahue, Director.  Mr.  Donahue has served on our Board of Directors since March 3, 2006.  He served as our President, Chief Executive Officer, Secretary, Principal Accounting Officer from March 3, 2006 until November 19, 2007.   For the past five years, Mr. Donahue has been self employed as a chartered accountant for James H. Donahue and Associates Inc. located in Kelowna, British Columbia, Canada.

                  Currently, there is no arrangement, agreement or understanding between management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs. There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current officers or directors is acting on behalf of, or will act at the direction of any other person.

Directors and Executive Officers following the Merger:

                  Set forth below is certain information regarding the persons who will become directors and executive officers of the Company following the Merger:

Name	Age	Position
Bob Fugerer	49	President, Chief Technology Officer and Director
Matthew Veal	48	Secretary, CFO
Joe Miller	67	Director

 Matthew Veal, Chief Financial Officer, Controller, and Secretary. Mr. Veal has been Sun Energy’s Chief Accounting Officer, Controller and Secretary since its inception and was appointed CFO in October 2007. From 2004 until present, Mr. Veal has served on the board and is the former CFO (2004 to 2006) for Global Water Technologies, Inc. In the summer of 2004, Mr. Veal was the acting controller for Infinium Labs, Inc. From 1996 until 2004 Mr. Veal was Chief Financial Officer of Tampa Bay Financial, Inc., a Florida-based venture capital firm. Mr. Veal graduated from the Fisher School of Accounting at the University of Florida in 1980.

Bob Fugerer, President, Chief Technology Officer & Director.  Mr. Fugerer has been a member of Sun Energy’s Board of Directors since April 2006. From 2001 until 2006 Mr. Fugerer was a Field Applications Engineer for Arrow Engineering. Mr. Fugerer has a Bachelor degree in Engineering Science from Lipscomb University and Bachelor of Electrical Engineering degree from Vanderbilt University where he graduated Summa Cum Laude. Mr. Fugerer also has a Master of Science in Electrical Engineering from the University of Tennessee and Master of Science in Engineering Management from the University of Alabama.

Joe Miller, Director. Mr. Miller has been a member of Sun Energy’s Board of Directors since April 14, 2006. For over 40 years including the last five years, Mr. Miller has owned a chain of pharmacies in North Carolina, where he also established and runs Cheap Joes’ Art Supply. Mr. Miller graduated from the University of North Carolina School of Pharmacy.

Board of Directors Meetings

                  During the fiscal year ended August 31, 2007, our Board of Directors did not hold any meetings..

Board of Directors Committees

                  Currently, our Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. Our sole Director performs the duties of an audit committee. Our Board does not have a nominating committee as we have no employees and no operating business. The functions customarily performed by a nominating committee are performed by our sole Director.

Communications with Directors

Shareholders may communicate with our Directors by directing the communication in care of Mr. Smith, at the address set forth on the front page of this Information Statement.  You will receive a written acknowledgement from the Mr. Smith upon receipt of your communication.

Legal Proceedings Involving Directors and Executive Officers

                 No current director, officer, nominee for director or officer, affiliate or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment, or decree involving the violation of any state or federal securities or commodities laws, other than as listed below. The Company is not aware of any other legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has an interest adverse to the Company or any of its subsidiaries.

         In October 2003, Mr. Smith, and Research Capital LLC (‘Research Capital”), of which Mr. Smith was the managing member and sole owner of, among others, submitted Offers of Settlement (the “Offer of Settlement”) which the Securities and Exchange Commission accepted. The Offer of Settlement was issued in connection with the following transaction: In November 2001 Research Capital LLC hired Research Investment Group. Inc. (“RIG”) to promote an issuer (the “Issuer”) with which Research Capital was affiliated. Research Capital and RIG entered into an agreement pursuant to which RIG would establish a promotional campaign for the Issuer in exchange for an option to purchase 4,000,000 purportedly unrestricted shares of the Issuer from Research Capital. Thereafter RIG’s sole officer exercised a portion of the option and purchased shares which came from Smith’s personal holdings. No registration statement was filed with the Securities and Exchange Commission or was in effect as to the shares of the Issuer’s stock sold by RIG, because these stock promoters had obtained the shares from persons directly on indirectly controlling or controlled by the Issuer or under direct on indirect common control with the Issuer, with a view to distributing the stock to the public, the stock was not exempt from registration.

        Additionally, Mr. Smith, among others, consented to the entry of an Order Instituting Public Cease-and-Desist Proceedings, Making Findings, and Imposing a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933 (the “Order’). Pursuant to the Order, Mr. Smith agreed to cease and desist from committing or causing any violations and any future violations of Sections 5(a) and 5 (c) of the Securities Act.

EXECUTIVE COMPENSATION

During the year ended August 31, 2007, none of our officers received any compensation from the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
•	Our promoter, James Donahue; or
•	Any member of the immediate family of any of the foregoing persons.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

                  As of December 5, 2007, we had 65,835,098, shares of common stock issued and outstanding, which is the only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of common stock is entitled to one vote.

Security Ownership of Certain Beneficial Owners and Management of the Company:

                  The following table lists share ownership of the Company's common stock as of December 4, 2007. The information includes beneficial ownership by (i) holders of at least 5% of the Company's common stock, (ii) each of our current directors and executive officers and (iii) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the Commission. Except as noted below, to our knowledge, each person named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(1)
Common Stock	Carl L. Smith, III 847 MacEwen Drive Osprey, FL 34229	27,116,250	41.%
Common Stock	James Donahue 109-565 Bernard Ave. Kelowna, B.C. V1Y 8R4	0	0.00%
Common Stock	Matthew Veal 847 MacEwen Drive Osprey, FL 34229	480,000	*
Common Stock	Bob Fugerer 847 MacEwen Drive Osprey, FL 34229	875,000	1.3%

All directors and officers as a group (6 persons)		28,471,250	43.25%

(1)           Percentages of common stock are computed on the basis of 65,835,098 shares of common stock outstanding as of December 5, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

                  Section 16(a) of the Exchange Act requires officers, directors and beneficial owners of more than 10% of the Company's shares to file reports with the Commission and submit those reports to the Company. Based solely on a review of the reports and representations furnished to the Company during the last fiscal year by such persons, the Company believes that each of these persons is in compliance with all applicable filing requirements.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized

ACADIA RESOURCES, INC. By Order of the Board of Directors

	By:	/s/ Carl L. Smith, III
Carl L. Smith, III
Chief Executive Officer

Dated: December 6, 2007

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